UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated June 16, 2020, announcing the launch of a proposed private offering by the Company of U.S. dollar denominated senior unsecured notes due 2028 and the conditional notice of redemption of all of the Company’s outstanding 4.625% Senior Notes due 2021.

Attached hereto as Exhibit 99.2 are excerpts from a preliminary offering memorandum that the Company intends to distribute to potential investors in connection with the notes offering described above.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on June 16, 2020.

99.2	Excerpts from Preliminary Offering Memorandum, dated June 16, 2020.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

June 16, 2020	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer